UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On January 15, 2025, Wellchange Holding Company Limited (the “Company”) entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 25,000,000 Ordinary Shares of par value $0.00005 per share (the “Ordinary Shares”) at the price of $0.40 per Ordinary Share for gross proceeds of $10,000,000. The Securities Purchase Agreements contain customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on January 17, 2025.

The Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-284034, “Form F-1”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2024. The Form F-1 was declared effective on January 14, 2025. The final prospectus was filed on January 16, 2025.

Revere Securities, LLC acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated January 15, 2025, by and between the Company and the Placement Agent. The Company agreed to pay the Placement Agent a cash fee equal to 6.0% of the aggregate gross proceeds raised in the Offering. The Company also agreed to (i) reimburse the Placement Agent for certain expenses up to $100,000; and (ii) provide a non-accountable expense allowance equal to 0.5% of the gross proceeds raised in the Offering payable to the Placement Agent. The Company also agrees to grant the Placement Agent a right of first refusal, for a period of six (6) months from the closing of the Offering to act as sole managing underwriter and dealer manager, book runner or sole placement agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings during such six (6) month period of the Company. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of this offering primarily for marketing and branding, expanding service capacity and general corporate purposes.

The foregoing description of the Placement Agency Agreement and the Securities Purchase Agreements is qualified in their entirety by reference to the full text of the Placement Agency Agreement and the form of Securities Purchase Agreements, which are attached hereto as Exhibit 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

On January 16, 2025, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On January 17, 2025, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Placement Agency Agreement
10.2	Securities Purchase Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: January 17, 2025	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

3